UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Tortoise Essential Assets Income 2024 Term Fund, Inc.

Address of Principal Office (No. & Street, City, State, Zip Code):

11550 Ash Street, Suite 300
Leawood, Kansas 66211

Telephone Number (including area code): (913) 981-1020

Name and address of agent for service of process:

P. Bradley Adams
11550 Ash Street, Suite 300
Leawood, Kansas 66211

Copy to:

Deborah Bielicke Eades
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Leawood and State of Kansas on the 24th day of April, 2017.

Tortoise Essential Assets Income 2024 Term Fund, Inc.

By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Executive Officer

Attest:

/s/ Diane M. Bono
Diane M. Bono